Exhibit 3.3

FIRST AMENDMENT

TO

SECOND AMENDED AND RESTATED BYLAWS

OF

ASCENT SOLAR TECHNOLOGIES, INC.

The undersigned, being the Secretary of Ascent Solar Technologies, Inc., a Delaware corporation (the “Corporation”), hereby certifies that the Corporation’s Second and Amended and Restated Bylaws, dated February 10, 2009 (the “Bylaws”), were amended by a resolution of the Corporation’s Board of Directors, adopted on September 1, 2009, as follows:

1.	The first sentence to Section 3.1 of the Bylaws is amended and restated in its entirety to read:

The Board of Directors shall consist of not less than two nor more than nine members as fixed from time to time by the Board of Directors.

IN WITNESS WHEREOF, the undersigned has hereunto subscribed his name this 5th day of October, 2009.

/s/ GARY GATCHELL
Gary Gatchell, Secretary